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                              August 25, 2020

       Conn Flanigan
       General Counsel
       China Foods Holdings Ltd.
       Suite 3102, Everbright Center,
       108 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 8-K Filed July
9, 2020
                                                            File No. 001-32522

       Dear Mr. Flanigan:

              We have reviewed your response letter dated August 18, 2020 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed July 9, 2020

       Description of Business of Elite Creation Group Limited, page 3

   1. We note the proposed disclosure you have provided in response to our prior comment 1.
                                                        Please include this in
an amended filing, and also address the operational history of Elite
                                                        Creation Group Limited,
including products sold and business conducted, prior to its acquisition by the
company, if any.
       Key Customers, page 4

   2. We note your response to our prior comment 2. Please provide disclosure in your amended filing stating
that you do not have agreements in place with your key customers.
       Employees, page 14

   3. We note your response to our prior comment 3 and ask that you provide the proposed
 Conn Flanigan
China Foods Holdings Ltd.
August 25, 2020
Page 2
      disclosure in an amended filing. In addition, in the event Mr. Kong is not currently prohibited from competing with the business of the company, please include a separate risk factor to this effect.
Risk Factors, page 15

4. We note the proposed disclosure provided in response to our prior comment 4 and ask that you provide this disclosure in an amended filing. In addition, please address the lack of disclosure controls and procedures given Mr. Kong's role as both CEO and CFO.
Certain Relationships and Related Transactions, page 43

5.    We note your response to our prior comment 8 which addresses Item
404(d)(1) of
      Regulation S-K. Please also direct us to your disclosure that satisfies
Item 404(d)(2) and
      (d)(3) of Regulation S-K, or amend your filing to include such information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,
FirstName LastNameConn Flanigan
                                                            Division of
Corporation Finance
Comapany NameChina Foods Holdings Ltd.
                                                            Office of Life
Sciences
August 25, 2020 Page 2
cc:       Jenny Chen-Drake
FirstName LastName